NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology closes third tranche of private placement

Rochester, NY — (July 25, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed the third tranche of its proposed non-brokered private placement, as announced on June 14, 2017. Gross proceeds of CDN$171,000.00 were raised through the sale of 900,000 units at a price of $0.19 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.24 for a period of three years.

Finders’ fees were paid in connection with the second tranche, consisting of $11,970 payable in cash and 63,000 finders’ warrants having the same terms of the warrants issuable in the units. All securities issued in the second tranche are subject to a hold period in Canada expiring on November 25, 2017. Proceeds of the placement will be applied to further development of Nnatcore’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.